SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
                                (AMENDMENT NO. 4)

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    INTEGRA LIFESCIENCES HOLDINGS CORPORATION
                                (Name of Issuer)

               INTEGRA LIFESCIENCES HOLDINGS CORPORATION (ISSUER)
 (Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

            2 1/2% CONTINGENT CONVERTIBLE SUBORDINATED NOTES DUE 2008
                         (Title of Class of Securities)

                      (CUSIP NOS. 457985AA7 AND 457985AB5)
                      (CUSIP Number of Class of Securities)

                              MAUREEN B. BELLANTONI
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                    INTEGRA LIFESCIENCES HOLDINGS CORPORATION
                              311 ENTERPRISE DRIVE
                          PLAINSBORO, NEW JERSEY 08536
                                 (609) 275-0500

       (Name, Address and Telephone Number of Person Authorized to Receive
          Notices and Communications on Behalf of the Filing Person(s))

                                    COPY TO:
                              PETER LABONSKI, ESQ.
                              LATHAM & WATKINS LLP
                                885 THIRD AVENUE
                               NEW YORK, NY 10022
                                 (212) 906-1200


                            CALCULATION OF FILING FEE

         TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
              $120,000,000                                     $12,840

* Calculated solely for the purpose of determining the amount of the filing fee, based upon the exchange of $120,000,000 aggregate principal amount of the Issuer's 2 1/2% Contingent Convertible Subordinated Notes due 2008 in exchange for Integra LifeSciences Holdings Corporation's 2 1/2% Contingent Convertible Subordinated Notes due 2008.


**   Previously paid.


[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid: Not applicable.       Filing party: Not applicable.
     Form or Registration No.: Not applicable.     Date Filed: Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]  third-party tender offer subject to Rule 14d-1

         [x]  issuer tender offer subject to Rule 13e-4

         [ ]  going private transaction subject to Rule 13e-3

         [ ]  amendment to Schedule 13D under Rule 13d-2


Check the following box if the filing is a final amendment reporting the results of the tender offer [x]


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

     This  Amendment  No.  4  to  Schedule  TO  (this  "Amendment")  amends  and supplements the Tender Offer Statement on Schedule TO filed by Integra LifeSciences Holdings Corporation, a Delaware corporation, (the "Issuer") on July 17, 2006, and amended by Amendment No. 1 thereto filed on July 31, 2006, Amendment No. 2 thereto filed on August 15, 2006 and Amendment No. 3 thereto filed on August 28, 2006 (as so amended, the "Schedule TO"). This Amendment relates to the offer by the Issuer (i) to exchange $1,000 in principal amount of 2 1/2% Contingent Convertible Subordinated Notes due 2008 (the "New Notes") and
(ii) a one time cash payment (an "Exchange Fee") equal to $2.50 for each $1,000 in principal amount of the Issuer's outstanding 2 1/2% Contingent Convertible Subordinated Notes due 2008 (the "Old Notes" and together with the New Notes, the "Notes") that is properly tendered and accepted for exchange upon the terms and subject to the conditions set forth in the Offer to Exchange (this "Offer to Exchange") and in the related Letter of Transmittal (the "Letter of Transmittal"), as each may be amended from time to time. The offer to exchange the Notes (including the payment of an Exchange Fee) pursuant to the Offer to Exchange is referred to herein as an "Offer." This Amendment amends and supplements Schedule TO as set forth below. This Amendment is filed to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

     The information in the Offer to Exchange and the related Letter of Transmittal, copies of which were previously filed on Schedule TO as exhibits
(a)(1)(i) and (a)(1)(ii) thereto, is incorporated in this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 11. ADDITIONAL INFORMATION

     Item 11 of the Schedule TO is hereby amended and supplemented by adding the following language:

     On October 2, 2006, the Company issued a press release announcing the results of the exchange offer, which expired on September 26, 2006. A copy of this press release is filed as Exhibit (a)(5)(v) to the Schedule TO and is incorporated herein by reference.

ITEM 12.  EXHIBITS.

     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(v) Press Release, dated October 2, 2006.


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


SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 3, 2006             INTEGRA LIFESCIENCES HOLDINGS
                                    CORPORATION

                                     By: /s/ MAUREEN B. BELLANTONI
                                         ---------------------------------------
                                         Name:  Maureen B. Bellantoni
                                         Title: Executive Vice President and
                                                Chief Financial Officer


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


EXHIBIT INDEX

EXHIBIT
NUMBER         DESCRIPTION
------         -----------
(a)(1)(i)      Offer to Exchange, dated July 17, 2006.*

(a)(1)(ii)     Letter of Transmittal.*

(a)(1)(iii)    Notice of Guaranteed Delivery.*

(a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)     Supplement to Offer to Exchange, dated July 31, 2006.*

(a)(1)(vii)    Supplement No. 2 to Offer to Exchange, dated August 28, 2006.*

(a)(5)(i)      Press Release, dated July 17, 2006.*

(a)(5)(ii)     Press Release, dated July 31, 2006.*

(a)(5)(iii)    Press Release, dated August 14, 2006.*

(a)(5)(iv)     Press Release, dated August 28, 2006.*

(a)(5)(v)      Press Release, dated October 2, 2006.





* Previously filed.




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